Exhibit 2.2
CERTAIN INFORMATION (INDICATED BY ASTERISKS) IN THIS EXHIBIT HAS
BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND
EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN
REQUESTED WITH RESPECT TO THE OMITTED PORTION.
PURCHASE AND SALE AGREEMENT
BETWEEN
COHORT ENERGY COMPANY
“SELLER”
AND
ENDEAVOUR OPERATING CORPORATION
“PURCHASER”
DATED AS OF NOVEMBER 20, 2009

EXHIBITS:

Exhibit A	Pennsylvania Wells
Exhibit B	Leases by Prospect
Exhibit C	Texas Wells
Exhibit D	Louisiana Wells
Exhibit E	Final Participation Agreement
Exhibit F	JOA or Joint Operating Agreement
Exhibit G	Form of Partial Assignment and Bill of Sale

SCHEDULES:

Schedule 2.2	Allocated Value
Schedule 5.5	Material Contracts

PURCHASE AND SALE AGREEMENT
     This Purchase and Sale Agreement (this “Agreement”), is dated November 20, 2009, by and between Cohort Energy Company, a Texas corporation (“Seller”), and Endeavour Operating Corporation, a Delaware corporation (“Purchaser”). Seller and Purchaser are sometimes referred to herein collectively as the “Parties” and individually as a “Party.”
RECITALS:
     WHEREAS, Seller is the owner of the Assets (as defined below);
     WHEREAS, Seller desires to sell and Purchaser desires to purchase the Assets;
     WHEREAS, Seller and Purchaser have previously entered into four (4) Partial Wellbore Assignment, Conveyance, Bill of Sale and Releases dated October 29, 2009 (the “Wellbore Assignments”), pursuant to which Purchaser acquired an undivided 50% interest in twenty-four (24) Wellbores together with a Joint Operating Agreement and Participation Agreement dated October 29, 2009;
     WHEREAS, Seller and Purchaser have expressed a desire and willingness to participate in the mutual development of certain assets for the purposes of developing and producing oil, gas, and other hydrocarbons; and
     WHEREAS, in order to accomplish this mutual development, a new Final Participation Agreement and Joint Operating Agreement will replace the prior agreements.
     NOW, THEREFORE, in consideration of the premises and of the mutual promises, representations, warranties, covenants, conditions, and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:
DEFINITIONS
     Capitalized terms used throughout this Agreement including the Recitals above will have the meanings defined below or will have the meaning ascribed to them elsewhere in this Agreement or in the Exhibits attached hereto.
1. “Accounting Arbitrator” has the meaning given in Section 8.4(a).
2. “Accounting Principles” has the meaning given in Section 2.3(f).
3. “Additional Leases” means the leases listed in Exhibit “B.”
4. “Adjustment Period” has the meaning given in Section 2.3(f)(i)(A).
5. “Affiliate” means, with respect to any Person, a Person that directly or indirectly controls, is controlled by, or is under common control with, such Person, with control in such context meaning the ability to direct the management or policies of a Person through ownership of voting shares or other securities, pursuant to a written agreement, or otherwise.
6. “Agreed Rate” means five percent (5%) per annum simple interest.
7. “Agreement” is defined in the first paragraph on Page 1.
8. “Allocated Values” are the values given to the Wells, PUD Locations and Leases as per Schedule 2.2.
9. “Allocation Schedule” is the set of Allocated Values shown on Schedule 2.2.
10. “AMI” with the name of a Prospect preceding “AMI” will mean the area of mutual interest covering Leases and other oil and gas interests shown on various Exhibits A-1 through A-11 attached to the Final Participation Agreement.
11. “Asserted Title Defect” means any Title Defect or Lease Title Defect that is asserted within the meaning given in Section 3.2(a).
12. “Assets” means fifty percent (50%) of Seller’s right, title, and interest in and to the following:
(i) The five (5) wells located in the Commonwealth of Pennsylvania identified in Exhibit A (the “Pennsylvania Wells”);
(ii) The oil and gas leases, oil, gas, and mineral leases and subleases, royalties, overriding royalties, net profits interests, mineral fee interests, carried interests, and, without limiting the foregoing, other rights (of whatever character, whether legal or equitable, and whether vested or contingent) in and to the oil, gas, and other minerals in, on, under, and that may be produced from, the lands described on Exhibit B (collectively, the “Leases”);
(iii) the pooled, communitized, or unitized acreage which includes all or part of any Leases (the “Units” and, together with the Leases and Wells, the “Properties”), and all tenements, hereditaments, and appurtenances belonging thereto;
(iv) the currently existing contracts, agreements, and instruments with respect to the Properties, to the extent applicable to the Properties, including, without limitation, operating agreements, unitization, pooling, and communitization agreements, declarations and orders, area of mutual interest agreements, joint venture agreements, farmin and farmout agreements; provided, however, that the term “Contracts” shall not include any contracts, agreements, and instruments included within the definition of “Excluded Assets” (subject to such exclusion and proviso, the “Contracts”);
(v) the surface fee interests, easements, permits, licenses, servitudes, rights-of-way for roads, surface leases, and other rights to use the surface appurtenant to, and used or held for use in connection with, the Properties, but excluding any permits and other appurtenances included within the definition of “Excluded Assets;”

(vi) the production equipment, machinery, fixtures, and other tangible personal property and improvements located on the Properties or used or held for use in connection with the operation of the Properties or the production of Hydrocarbons from the Properties, but excluding items included within the definition of “Excluded Assets” (subject to such exclusions, the “Equipment”); and
(vii) the Hydrocarbons produced from, or directly attributable to, the Properties on and after the Effective Date; all Hydrocarbon inventories from the Properties in storage as of the Effective Date; and, to the extent related to the Properties.
13. “Assumed Seller Obligations” means, subject to the satisfaction of Seller’s indemnity obligations set forth in Section 9.2, the obligation to (i) assume its Proportionate Share to plug and abandon or remove and dispose of all wells, platforms, structures, flow lines, pipelines and other equipment, pits and holding ponds now or hereafter located on the Warranted Properties, and (ii) cap and bury all flow lines and other pipelines now or hereafter located on the Properties, each to the extent as may be required by any contract, operating agreement or Governmental Authority, provided, however, that Purchaser does not assume any obligations to the extent that they have arisen prior to the Effective Date.
14. “ASTM Phase 1” means the terms and conditions of the Phase 1 site testing for environmental conditions as promulgated by ASTM International, formerly the American Society for Testing and Materials, and used in Section 4.3.
15. “Business Day” means any day other than a Saturday, a Sunday, or a day on which banks are closed for business in New York, New York, Dallas, Texas or Shreveport, Louisiana, United States of America.
16. “Claim” has the meaning given in Section 9.3(b).
17. “Claim Notice(s)” has the meaning given in Section 9.3(b).
18. “Closing” has the meaning given in Section 8.1.
19. “Closing Date” has the meaning given in Section 8.1.
20. “Closing Payment” has the meaning given in Section 2.1(i).
21. “Code” means the United States Internal Revenue Code of 1986, as amended.
22. “Contracts” has the meaning given in the definition of Assets above.
23. “Cut-Off-Date” has the meaning given in Section 2.3.
24. “Damages” has the meaning given in Section 9.2(c).
25. “Defect Claim Date” has the meaning given in Section 4.3(a).

26. “Earned” has the meaning given in the last paragraph of Section 2.4.
27. “Effective Date” means 12:00 a.m. Central Time on November 1, 2009.
28. “Environmental Arbitrator” has the meaning given in Section 4.5.
29. “Environmental Consultant” has the meaning given in Section 4.3(a).
30. “Environmental Defect Amount” has the meaning given in Section 4.4(c)(ii).
31. “Environmental Defect” has the meaning given in Section 4.2.
32. “Environmental Information” has the meaning given in Section 4.3(d).
33. “Environmental Laws” has the meaning given in Section 4.1 (a).
34. “Environmental Review” has the meaning given in Section 4.3(a).
35. “Equipment” has the meaning given in the definition of Assets above.
36. “Excluded Assets” means the following:
(i) Assets excluded from this Agreement pursuant to Seller’s election as a remedy for a Title Defect or remedy for an Environmental Defect;
(ii) all claims against insurers and other third Persons pending prior to the Effective Date;
(iii) all of Seller’s interest in trademarks, trade names, and other intellectual property;
(iv) all futures, options, swaps, and other derivatives, and all software used for trading, hedging, and credit analysis;
(v) all of Seller’s interests in office leases, buildings and other real property;
(vi) all office equipment, computers, software, cell phones, pagers, and other hardware, personal property, and equipment, and contracts related thereto so long as they do not relate solely and exclusively to the Properties;
(vii) any Tax refund (whether by payment, credit, offset, or otherwise, and together with any interest thereon) in respect of any Taxes for which Seller is liable for payment or required to indemnify Purchaser under Section 9.1;

(viii) refunds relating to severance Tax abatements (whether by payment, credit, offset, or otherwise, and together with any interest thereon) with respect to all taxable periods or portions thereof ending prior to the Effective Date, whether received before, on, or after the Effective Date;
(ix) all indemnities and other claims against Persons for Taxes for which Seller is liable for payment or required to indemnify Purchaser under Section 9.2;
(x) claims against insurers under policies held by Seller;
(xi) costs and revenues associated with all joint interest audits and other audits of Property Costs covering periods for which Seller is in whole or in part responsible for the Assets, which audit adjustments are paid or received prior to the Effective Date;
(xii) all rights and choses in action, arising, occurring or existing in favor of Seller prior to the Effective Date or arising out of the operation of or production from the Assets prior to the Effective Date, (including, but not limited to, any and all contract rights, claims receivables, revenues, recoupment rights, recovery rights, accounting adjustments, mispayments, erroneous payments or other claims of any nature in favor of Seller and relating and accruing to any time prior to the Effective Date.
(xiii) all equipment, material, pipelines, rights of way, transportation agreements and any other item owned by Seller’s parent or affiliated companies.
(xiv) the following “Excluded Records:”
(A) all corporate, financial, Tax, and legal data and records of Seller that relate to Seller’s business generally (whether or not relating to the Assets) or to Seller’s business and operations not otherwise expressly included in this Agreement;
(B) any data, software, and records (including, without limitation, the licenses or other agreements granting the right to use the same) to the extent disclosure or transfer is prohibited or subjected to payment of a fee or other consideration by any license agreement or other agreement with a Person other than Affiliates of Seller, or by applicable Law, and for which no consent to transfer has been received or for which Purchaser has not agreed in writing to pay the fee or other consideration, as applicable;
(C) all legal records and legal files of Seller including all work product of and attorney-client communications with Seller’s legal counsel (other than Leases, title opinions, and Contracts);

(D) data and records relating to the sale of the Assets, including, without limitation, communications with the advisors or representatives of the Seller or communications and arrangements among the Seller and bids received from, and records of negotiations with, third Persons;
(E) any data and records relating to the other Excluded Assets; and
(F) original data and records retained by Seller.
37. “Excluded Records” has the meaning given in the definition of Excluded Assets above.
38. “Exhibits” mean and include Exhibits A though G attached to this Agreement.
39. “Final Participation Agreement” means that agreement executed of even date herewith, effective November 1, 2009, in the form of Exhibit E, executed by the Parties to mutually develop the Warranted Properties and other assets.
40. “Governmental Authority” means any national government and/or government of any political subdivision, and departments, courts, commissions, boards, bureaus, ministries, agencies, or other instrumentalities of any of them.
41. “Haynesville Capital Carry” equals thirty ***** dollars ($*****) and is the maximum amount of Cohort Carried Interest (as defined in the Final Participation Agreement) Purchaser will pay for any Wells or Leases Seller elects to drill or acquire under the terms and conditions of the Final Participation Agreement within the Haynesville Prospects as shown in Exhibit B.
42. “Hydrocarbons” means crude oil, gas, casinghead gas, condensate, natural gas liquids, and other gaseous or liquid hydrocarbons (including, without limitation, ethane, propane, iso-butane, nor-butane, gasoline, and scrubber liquids) of any type and chemical composition.
43. “Imbalance Discrepancy” has the meaning given in 2.3(c)(i).
44. “Incurred” has the meaning given in Section 2.4(e).
45. “Indemnified Person(s)” has the meaning given in Section 9.3(a).
46. “Indemnifying Person” has the meaning given in Section 9.3(a).

*****	INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

47. “Joint Operating Agreement” or “JOA” means that certain Joint Operating Agreement in the form of Exhibit “F” between Seller and Purchaser executed November 20, 2009 to operate the oil and gas properties pursuant to the Final Participation Agreement. It replaces the joint operating agreement executed October 29, 2009.
48. “Laws” means all laws, statutes, rules, regulations, ordinances, orders, decrees, requirements, judgments, and codes of Governmental Authorities.
49. “Lease Title Defect” has the meaning given in Section 3.2(b)(iv).
50. “Lease(s)” has the meaning given in the definition of Assets above.
51. “Louisiana Wells” means the Wells located in Louisiana and listed on Exhibit D.
52. “Lowest Cost Response” means, with respect to any Environmental Defect, the entire and complete response required under Environmental Laws and approved by the appropriate Governmental Authority that addresses such Environmental Defect to the extent required by applicable Environmental Laws at the lowest cost (considered as a whole taking into consideration any material negative impact such response may have on the operations of the relevant Assets and any potential material additional costs or liabilities that may likely arise as a result of such response) as compared to any other response that is allowed under Environmental Laws.
53. “Marcellus Capital Carry” equals ***** dollars ($*****) and is the maximum amount of Cohort Carried Interest (as defined in the Final Participation Agreement) Purchaser will pay for any Wells or Leases Seller elects to drill or acquire under the terms and conditions of the Final Participation Agreement within the various Marcellus Prospects as shown in Exhibit B.
54. “Material Adverse Effect” means a material adverse effect on the ownership or operation of the Assets, which exceeds One Hundred Thousand Dollars ($100,000) applicable to Purchaser’s Proportionate Share; provided, however, that Material Adverse Effect shall not include material adverse effects resulting from general changes in oil and gas prices; general changes in industry, economic or political conditions, or markets; changes in condition or developments generally applicable to the oil and gas industry in any area or areas where the Assets are located; acts of God, including hurricanes and storms; acts or failures to act of Governmental Authorities (where not caused by the willful or negligent acts of Seller); civil unrest or similar disorder; terrorist acts; changes in Laws; effects or changes that are cured or that no longer exist by Closing.
55. “Material Contract(s)” has the meaning given in Section 5.5.

*****	INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

56. “Net Revenue Interest” or “NRI” means the amount of interest specified in the Allocation Schedule.
57. “NORM” is an abbreviation for “naturally occurring radioactive material.”
58. “Partial Assignment and Bill of Sale” is in the form of Exhibit G and is the document that assigns the Assets from Seller to Purchaser.
59. “Partial Wellbore Assignments” are the four (4) assignments between Seller and Purchaser dated October 29, 2009 but effective November 1, 2009.
60. “Participation Agreement” means that certain Participation Agreement between Seller and Purchaser dated October 29, 2009.
61. “Party(ies)” is defined in the first paragraph on Page 1.
62. “Pennsylvania Wells” means the Wells located in Pennsylvania and listed on Exhibit A
63. “Person” means any individual, corporation, partnership, limited liability company, trust, estate, Governmental Authority, or any other entity.
64. “Post-Closing Environmental Review” has the meaning given in Section 4.3(a).
65. “Pre-Closing Environmental Review” has the meaning given in Section 4.3(a).
66. “Properties” has the meaning given in the definition of Assets above.
67. “Property Costs” means all operating expenses (including without limitation costs of insurance, rentals, shut-in payments, title examination and curative actions, production and similar Taxes measured by units of production, and severance Taxes, attributable to production of Hydrocarbons from the Assets, but excluding Seller’s other Taxes) and capital expenditures (including without limitation bonuses, land broker fees, and other Lease acquisition costs, costs of drilling and completing wells, and costs of acquiring equipment) incurred in the ownership and operation of the Assets in the ordinary course of business, reasonable general and administrative costs with respect to the Assets consistent with past practices, and overhead costs charged to the Assets under the applicable operating agreement or, if none, charged to the Assets on the same basis as charged on the date of this Agreement, but excluding without limitation liabilities, losses, costs, and expenses attributable to:
(i) claims, investigations, administrative proceedings, arbitration, or litigation directly or indirectly arising out of or resulting from actual or claimed personal injury, illness, or death; property damage; environmental damage or contamination; other torts; private rights of action given under any Law; or violation of any Law;
(ii) obligations to plug wells, dismantle facilities, close pits and clear the site and/or restore the surface or seabed around such wells, facilities, and pits;

(iii) obligations to remediate actual or claimed contamination of groundwater, surface water, soil, or Equipment;
(iv) title and environmental claims (including claims that Leases have terminated);
(v) claims of improper calculation or payment of royalties (including overriding royalties and other burdens on production) related to deduction of post-production costs or use of posted or index prices or prices paid by Affiliates;
(vi) gas balancing and other production balancing obligations;
(vii) casualty and condemnation; and
(viii) any claims for indemnification, contribution, or reimbursement from any third Person with respect to liabilities, losses, costs, and expenses of the type described in preceding clauses (i) through (vii), whether such claims are made pursuant to contract or otherwise.
68. “Proportionate Share” means an undivided 50% interest in Seller’s rights or obligations.
69. “Prospect” means one of the various prospects named and listed within Exhibit B.
70. “PUD Location” has the meanings and values set forth in the Allocation Schedule 2.2.
71. “Purchase Price” has the meaning given in Section 2.1.
72. “Purchaser” has the meaning given in the first paragraph on Page 1.
73. “Purchaser Group” has the meaning given in Section 9.2(b).
74. “Schedule(s)” are Schedules 2.2 and 5.5 attached to this Agreement.
75. “Seller” has the meaning given in the first paragraph on Page 1.
76. “Seller Cure Period” has the meaning given in Section 4.4(b).
77. “Seller Group” has the meaning given in Section 9.2(a).
78. “Seller’s Knowledge” has the meaning given in the opening paragraph of Article V.
79. “Summit Project Participation Agreement” means that certain agreement dated May 25, 2006, and as amended December 7, 2006 and September 27, 2007, by and between Carnes Natural Gas, Ltd. and the Seller referenced in Section 3.3(d).
80. “Tax Return(s)” has the meaning given in Section 5.3(a).

81. “Tax(es)” means all taxes, including any foreign, federal, state, or local income tax, surtax, remittance tax, presumptive tax, net worth tax, special contribution, production tax, pipeline transportation tax, freehold mineral tax, value added tax, withholding tax, gross receipts tax, windfall profits tax, profits tax, severance tax, personal property tax, real property tax, sales tax, goods and services tax, service tax, transfer tax, use tax, excise tax, premium tax, stamp tax, motor vehicle tax, entertainment tax, insurance tax, capital stock tax, franchise tax, occupation tax, payroll tax, employment tax, unemployment tax, disability tax, alternative or add-on minimum tax, and estimated tax, imposed by a Governmental Authority together with any interest, fine, or penalty thereon.
82. “Texas Wells” means the Wells located in Texas and listed on Exhibit C.
83. “Title Arbitrator” has the meaning given in Section 3.3(h).
84. “Title Defect” has the meaning given in Section 3.2(b).
85. “Unit(s)” has the meaning given in the definition of Assets above.
86. “Warranted Property(ies)” has the meaning given in Section 3.1.
87. “Well(s)” are the Louisiana, Pennsylvania Wells defined in this Agreement and listed in Exhibits A, C and D.
88. “Wellbore Assignments” has the meaning given in Section 3.1.
89. “Working Interest” or “WI” has the meaning given in Section 3.2 and the Allocation Schedule 2.2.
ARTICLE I
PURCHASE AND SALE
     Section 1.1 Purchase and Sale. On the terms and conditions contained in this Agreement, Seller agrees to sell to Purchaser and Purchaser agrees to purchase, accept, and pay for the Assets. Notwithstanding anything in this Agreement to the contrary, the Assets do not include the Excluded Assets.
ARTICLE II
PURCHASE PRICE
     Section 2.1 Purchase Price. The purchase price for the Assets (the “Purchase Price”) shall be (i) Fifteen Million Dollars ($15,000,000.00), payable to the Seller in immediately available funds by wire transfer on the Closing Date (the “Closing Payment”); (ii) the “Haynesville Capital Carry” as paid under the terms of the Final Participation Agreement; (iii) the “Marcellus Capital Carry” as paid under the terms of the Final Participation Agreement; (iv) the execution of the Final Participation Agreement; and (v) the execution of the JOA.

     Section 2.2 Allocation of Purchase Price and Allocated Values.
     Schedule 2.2 (the “Allocation Schedule”) sets forth the allocation of the Purchase Price. Purchaser and Seller agree that the sale of the Assets is subject to Section 1060 of the Code, and Purchaser and Seller shall duly prepare and timely file such reports and information returns as may be prescribed under Section 1060 of the Code. The Allocation Schedule also sets forth the allocated values of Pennsylvania Wells, Texas Wells (described in Exhibit C), Louisiana Wells (described in Exhibit D), PUD Locations (described in the Allocation Schedule), and Leases.
     Section 2.3 Adjustments to Purchase Price. The Purchase Price shall be adjusted as follows, but only with respect to matters identified on or before the 180th day following Closing (the “Cut-Off Date”):
          (a) Adjusted for Asserted Title Defects or Environmental Defects in accordance with Article 3 and Article 4.
          (b) Decreased by the amount of royalty, overriding royalty, and other burdens payable out of production of Hydrocarbons from the Leases and Units or the proceeds thereof to third persons which are being assigned to Purchaser but are held in suspense by Seller at Closing, and any interest accrued in escrow accounts for such suspended funds, to the extent such funds are not transferred to Purchaser’s control at the Closing.
          (c) Adjusted for production imbalances as of the Effective Date as follows:
          (i) Purchaser expressly assumes the Proportionate Share of any obligations attributable to production imbalances with respect to the production of Hydrocarbons from or attributable to the Properties on and after the Effective Date. Should any Party determine that the imbalance information represented by Seller is inaccurate (an “Imbalance Discrepancy”), such Party may deliver a written notice regarding such alleged Imbalance Discrepancy to the other Party, which notice
          (A) shall be delivered within sixty (60) Business Days after Closing;
          (B) shall include any supporting documents reasonably necessary for such Party to verify the existence of the alleged Imbalance Discrepancy; and
          (C) shall include a reference to the Contract, if any, to which such Imbalance Discrepancy relates.
          (ii) If it is determined that there is an Imbalance Discrepancy, the Purchase Price shall be either decreased (for amounts owed by Seller to any third Person) or increased (for amounts owed by any third Person to Seller) pursuant to the Contract price for such imbalance, or, if there is no applicable Contract, on the basis of the actual price received.

          (iii) Notwithstanding anything to the contrary in this Agreement, the adjustment to the Purchase Price set forth in this Section 2.3(c) shall be in full settlement of all imbalances of any type, any breach of Seller’s representations in Section 5.7 hereof, and Purchaser shall assume the Proportionate Share of any imbalance with respect to the Properties, including, without limitation, the responsibility for the payment of royalties with respect to such imbalance and any obligation to balance, whether in cash or in kind. Purchaser shall be deemed to have waived any breaches of Section 5.7 if Purchaser fails to give timely written notice to Seller as provided as provided in this Section 2.3(c).
          (d) Increased by the aggregate amount of the Seller’s Proportionate Share of Hydrocarbon inventories from the Warranted Properties in storage as of the Effective Date and produced for the account of Seller with respect to the Warranted Properties prior to the Effective Date, multiplied by the contract price therefor, or, if there is no applicable contract, by the actual price received therefor.
          (e) Except to the extent that such prepaid Taxes are included within the definition of the “Excluded Assets,” increased by the net amount of all prepaid expenses (including prepaid Taxes, bonuses, rentals, cash calls to third Person operators, and scheduled payments) less all third Person cash call payments received by Seller as operator to the extent applying to the operation of the Assets on and after the Effective Date;
          (f) Adjusted for proceeds and other income attributable to the Warranted Properties, Property Costs, and certain other costs attributable to the Warranted Properties, and interest as follows:
          (i) Decreased by an amount equal to the aggregate amount of the following proceeds received by Seller:
     (A) amounts earned from the sale, during the period from the Effective Date through and including the Closing Date (such period being referred to as the “Adjustment Period”), of oil, gas, and other Hydrocarbons produced from or attributable to the Warranted Properties (net of any (x) royalties, overriding royalties, and other burdens payable out of production of oil, gas, or other Hydrocarbons or the proceeds thereof that are not included in Property Costs; (y) gathering, processing, and transportation costs paid in connection with sales of oil, gas, or other Hydrocarbons that are not included as Property Costs; and (z) production Taxes, other Taxes measured by units of production, severance Taxes and any other Property Costs, that in any such case are deducted by the purchaser of production, and excluding the effects of any futures, options, swaps, or other derivatives); and
     (B) other income earned with respect to the Warranted Properties during the Adjustment Period (provided that for purposes of this Section 2.3, no adjustment shall be made for funds received by Seller for the account of third Persons, and excluding any income earned from futures, options, swaps, or other derivatives);

          (ii) Increased by an amount equal to the amount of all Property Costs, and other amounts (including those Taxes and other amounts expressly excluded from the definition of Property Costs) which are incurred in the ownership and operation of the Assets during the Adjustment Period but paid by or on behalf of Seller or any of its Affiliates, except in each case
     (A) any costs already deducted in the determination of proceeds;
     (B) Taxes (other than production Taxes and other Taxes measured by units of production and severance Taxes); and
     (C) costs attributable to futures, options, swaps or other derivatives, or the elimination of the same.
     Except as provided in this Agreement, the amount of each adjustment to the Purchase Price described herein shall be determined in accordance with the JOA and the United States’ generally accepted accounting principles (the “Accounting Principles”).
     Section 2.4 Ordinary Course Pre-Effective Date Costs Paid and Revenues Received Post-Closing.
          (a) With respect to any revenues earned or Property Costs incurred with respect to the Assets prior to the Effective Date but received or paid after the Closing Date:
          (i) Seller shall be entitled to all amounts earned from the sale of oil, gas, and other Hydrocarbons produced from or attributable to the Warranted Properties prior to the Effective Date (net of any (A) royalties, overriding royalties, and other burdens payable out of production of oil, gas, or other Hydrocarbons or the proceeds thereof that are not included in Property Costs; (B) gathering, processing, and transportation costs paid in connection with sales of oil, gas, and other Hydrocarbons that are not included as Property Costs; and (C) production Taxes, other Taxes measured by units of production, severance Taxes, and other Property Costs, that in any such case are deducted by the purchaser of production), and to all other income earned with respect to the Assets prior to the Effective Date; and
          (ii) Seller shall be responsible for (and entitled to any refunds and indemnities with respect to) all Property Costs incurred prior to the Effective Date.
          (b) Notwithstanding the foregoing, Purchaser shall be responsible for the Proportionate Share of the Property Costs incurred after the Effective Date.
          (c) Without duplication of any adjustments heretofore discussed, should any Party or its Affiliates receive after Closing any proceeds or other income to which the other Party is entitled, such Party shall fully disclose, account for, and promptly remit the same to such other Party.
          (d) Without duplication of any adjustments heretofore discussed, should any Party pay after Closing any Property Costs for which the other Party is responsible, such Party shall reimburse the other Party promptly after receipt of such other Party’s invoice, accompanied by copies of the relevant vendor or other invoice and proof of payment.
          (e) Seller shall have no further entitlement to amounts earned from the sale of Hydrocarbons produced from, or attributable to, the Warranted Properties and other income earned with respect to the Assets (except any applicable Excluded Assets), and no further responsibility for the Proportionate Share of Property Costs incurred with respect to the Assets.
“Earned” and “incurred,” as used in this Section and Section 2.3, shall be interpreted in accordance with accounting recognition guidance under the Accounting Principles and shall be consistent with Seller’s current accounting recognition practices.
     Section 2.5 Procedures.
          (a) For purposes of allocating production (and accounts receivable with respect thereto), under Section 2.3 and Section 2.4, (i) liquid Hydrocarbons shall be deemed to be “from or attributable to” the Properties when they pass through the pipeline connecting into the storage facilities into which they are run or, if there are no such storage facilities, when they pass through the LACT units or similar meters at the point of entry into the pipelines through which they are transported from the applicable Lease or Unit, and (ii) gaseous Hydrocarbons shall be deemed to be “from or attributable to” the Properties when they pass through the delivery point sales meters or similar meters at the point of entry into the pipelines through which they are transported. Seller shall utilize reasonable interpolative procedures to arrive at an allocation of production when exact meter readings are not available.
          (b) Purchaser shall be responsible for the Proportionate Share of any surface use fees, insurance premiums, other Property Costs, production taxes and similar Taxes measured by units of production, and severance taxes that accrue on or after the Effective Date.
ARTICLE III
TITLE MATTERS
     Section 3.1 Previous Acquisition Treatment.
     In addition to the Properties being assigned hereby, Seller and Purchaser have previously entered into four (4) Partial Wellbore Assignments for the Texas Wells and Louisiana Wells identified on Exhibit A (“Wellbore Assignments”). In exchange for and in lieu of the warranties and representations set forth in the Wellbore Assignments, Seller hereby represents and warrants to Purchaser that Seller’s working interest and net revenue interest on the Wells and PUD Locations are as listed in the Allocation Schedule. Seller hereby represents and warrants that Seller has leased the number of acres set forth under lease in the Leases within various listed Prospects on Exhibit B. The following terms provide Purchaser’s exclusive remedy with respect to any Title Defects, both as to the Wells, the wells covered by the Wellbore Assignments, the PUD Locations and Leases (collectively the “Warranted Properties”).
     Section 3.2 Due Diligence.

     (a) Purchaser has conducted and may conduct, at its sole cost, such title examination or investigation, and other examinations and investigations, as it may in its sole discretion choose to conduct with respect to the Warranted Properties in order to determine whether Title Defects (as below defined) exist. Should, as a result of such examinations and investigations or otherwise, one or more matters come to Purchaser’s attention which would constitute a Title Defect (as below defined), and should there be one or more of such Title Defects which Purchaser is unwilling to waive notwithstanding the fact that such Title Defects exist, Purchaser shall notify Seller in writing of such Title Defects as soon as the same are identified by Purchaser , but in no event later than sixty (60) days after the Closing Date (such Title Defects of which Purchaser so provides notice are herein called “Asserted Title Defects”). Such notification shall include, for each Asserted Title Defect, (i) a description of the Asserted Title Defect and the Wells and/or Units and/or PUD Locations listed on the Allocation Schedule to which it relates (or Leases which are affected, in the event no Well or PUD Location exists), (ii) for each applicable Well or Unit or PUD Location, the size of any variance from “Net Revenue Interest” or “Working Interest” which does or could result from such Asserted Title Defect, and (iii) based upon the Allocation Schedule, the amount by which Purchaser would propose to adjust the Purchase Price (and how such amount was determined). For an Asserted Title Defect on Leases, the Lease name and number, Prospect name and number of acres within that Prospect in which such Asserted Title Defect is claimed will be furnished to Seller. PURCHASER WILL BE DEEMED TO HAVE WAIVED ALL BREACHES OF TITLE WARRANTY FOR ALL WARRANTED PROPERTIES OF WHICH SELLER HAS NOT BEEN GIVEN NOTICE ON OR BEFORE SIXTY (60) DAYS AFTER THE CLOSING DATE.
     (b) Nature of Title Defects. The term “Title Defect” as used in this Section shall mean the following:
     (i) NRI or WI Variances. Seller’s ownership of the Warranted Properties is such that, with respect to a Well or Unit or PUD Location listed on the Allocation Schedule as of the Effective Date, it clearly (A) entitles Seller to receive a decimal share of the Hydrocarbons produced from currently producing formations in such Unit, or from currently producing completions in such Well for such PUD Location which is less than the decimal share set forth on Allocation Schedule in connection with such Well or Unit or PUD Location in the column headed “Net Revenue Interest,” or (B) causes Seller to be obligated to bear a decimal share of the current cost of operation of such Unit (as to such formations being currently produced) or Well (as to such current completions) or PUD Location (as to such depths, if such depths were being drilled on the Effective Date) greater than the decimal share set forth on Allocation Schedule in connection with such Well or Unit or PUD Location in the column headed “Working Interest” (without at least a proportionate increase in the share of production to which Seller is entitled to receive from such well or unit or PUD Location).
     (ii) Liens. Seller’s ownership of a Well (as to currently producing completions) or Unit (as to currently producing formations), Lease or PUD Location (as to projected objective formation shown on the Allocation Schedule) listed on the Allocation Schedule is subject to a lien other than (A) a lien for taxes which are not yet delinquent or (B) a mechanic’s or materialmen’s lien (or other similar lien), or a lien under an operating agreement or similar agreement, to the extent the same relates to expenses incurred which are not yet delinquent, or (C) liens such as a lien by Seller’s lending institution, which will be released at or before Closing.
     (iii) Preferential Rights. Seller’s ownership of a Well (as to currently producing completions) or Unit (as to currently producing formations), Lease or PUD Location (as to projected objective formation shown on the Allocation Schedule) listed on the Allocation Schedule is subject to a preferential right in a joint operating agreement or other document which allows the owner thereof the preferential right to purchase an interest before that interest is conveyed to another, unless such waiver of such preferential right has been obtained with respect to the transaction contemplated hereby or, in the case of a preferential right, an appropriate tender of the applicable interest has been made to all parties holding such right and, with respect to each such party, either (A) the period of time required for such party to exercise such right has expired without such party exercising such right, or (B) such right has been exercised and the affected portion of the Warranted Properties has been excluded from the transactions contemplated hereby (and the Purchase Price adjusted downward) in the proportionate amount specified per the Allocation Schedule.
     (iv) Lease Title Defects. If there are less than the number of acres leased to Seller of record in the county or parish, for each Lease as listed in Exhibit B for each Prospect designated thereunder, or if any other Title Defect exists with respect to any Lease (each, a “Lease Title Defect”).
     (c) Seller’s Response. In the event that Purchaser timely notifies Seller of one or more Asserted Title Defects:
     (i) Cure. For a period of one hundred twenty (120) days after the Closing Date, Seller may (but shall have no obligation to) attempt to cure one or more Asserted Title Defects.
     (ii) Notwithstanding any other election made under this Section (without limitation, it being expressly recognized that Seller may attempt to cure Asserted Title Defects while acting under this election), Seller may elect to have one or more Asserted Title Defects handled under Section 3.3 below.
     (d) Sole Remedy for Title Defects. If Purchaser asserts an Asserted Title Defect (or if Purchaser identifies a defect but does not assert it as an Asserted Title Defect within the time allowed herein, or if Purchaser fails to identify a Title Defect within sixty (60) days after the Closing Date) then the matters giving rise to such Title Defect may not be the subject of any other claims by Purchaser against Seller (including, without limitation, such matters may not be asserted as the basis for any breach of representation by Seller or any indemnity by Seller, to the extent, if any, Purchaser might otherwise have claims under such Sections with respect to such matters).
     Section 3.3 Certain Price Adjustments.

     (a) Procedures. In the event that, as a part of the due diligence reviews provided for in Section 3.2 above, Asserted Title Defects are presented to Seller and Seller agrees to the existence of the Asserted Title Defect but is unable (or unwilling) to cure such Asserted Title Defects within one hundred twenty (120) days after the Closing Date, then:
     (i) Agree Upon Adjustment. Purchaser and Seller shall, with respect to each Warranted Property affected by such matters, attempt to agree upon an appropriate downward adjustment of the Purchase Price to account for such matters (which, in the event of a Lease Title Defect, shall be equal to the number of acres that are not of record multiplied by the price per acre given for such Prospect’s acreage in the Allocation Schedule); or
     (ii) Exclude Property. With respect to each Warranted Property as to which Purchaser and Seller are unable to agree upon appropriate adjustment with respect to all such matters affecting such Warranted Property, such Warranted Property will either be subject to Arbitration or, at Seller’s request, be excluded from the transaction contemplated hereby. If exclusion is selected by the Seller, the Purchase Price will be reduced by the amount attributed on the Allocation Schedule for the number of Lease acres in such Prospect or Prospects, or Well(s) located on such Warranted Property plus the amount attributed on the Allocation Schedule to the Units and PUD Locations in which such Warranted Property participates (but in the case of such Units and PUD Locations, limited to the portion of such amount which is proportionate to the portion of Seller’s interest in such Units and PUD Locations, respectively, which is attributable to such Warranted Property). At Seller’s request Purchaser will, within thirty (30) days of such exclusion and written request for reassignment, reassign the Lease(s) and Well(s) excluded to Seller. At such point the reassigned Assets will be excluded from the applicable Propsect(s)’ AMI.
     (b) Certain Adjustments. In the event that Purchaser raises as an Asserted Title Defect one of the following types of Title Defects, Seller may (but shall not be obligated to) propose the adjustment of the Purchase Price set forth below in connection with such Defect:
     (i) NRI Variance/Proportionate Price Reductions. If the Asserted Title Defect is a Title Defect described in Section 3.2 above, a downward adjustment equal to the amount determined by multiplying the amount set forth for such Well or Unit or PUD Location on the Allocation Schedule by a fraction (A) the numerator of which is an amount equal to the “Net Revenue Interest” shown on the Allocation Schedule for such Well or Unit or PUD Location less the decimal share of production to which Seller would be entitled to as a result of its ownership interest in such Well or Unit or PUD Location which is unaffected by such Title Defect, and (B) the denominator of which is the “Net Revenue Interest” shown for such Well or Unit or PUD Location on the Allocation Schedule.

     (ii) Liens/Payoff Amount. If the Asserted Title Defect is a lien as described in Section 3.2 above: either a payoff and release of lien at Closing or a downward adjustment equal to the amount of the debt secured by such lien.
     (c) Possible Upward Adjustments. Should Seller determine (or should Purchaser, in the course of its due diligence reviews contemplated by Section 3.2 above, determine) that (i) the ownership of the Warranted Properties by Seller entitles Seller to additional acres relating to Lease(s) or Prospect(s), a decimal share of the production from a Well (as to currently producing completions) or Unit (as to currently producing formations) or PUD Location (as to projected objective formation shown on the Allocation Schedule) listed on the Allocation Schedule greater than the decimal share shown for such Well or Unit or PUD Location under the column headed “Net Revenue Interest” on such Allocation Schedule, then Seller may propose an upward adjustment to the Purchase Price to account for such fact, in which case such adjustment shall be handled in the same manner as provided in Section 3.2 above with respect to adjustments for Asserted Title Defects. The Party making such determination shall notify the other Party no later than sixty (60) days after the Closing Date.
     (d) Limitations on Adjustments. Notwithstanding anything to the contrary in this Article 3, an individual claim for an Asserted Title Defect for which a claim notice is given prior to the sixty (60) days after the Closing Date will only generate an adjustment to the Purchase Price under this Article 3 if the adjustment amount with respect to that Asserted Title Defect exceeds:
(A)	Fifty Thousand Dollars ($50,000) as applied to the affected Party’s Proportionate Share in the case of any Lease or Prospect; and

(B)	One Hundred Thousand Dollars ($100,000) as applied to the affected Party’s Proportionate Share in the case of a Well, Unit or PUD Location.
     (e) Exclusive Rights. ARTICLE III SHALL, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, BE THE EXCLUSIVE RIGHTS AND REMEDIES OF PURCHASER WITH RESPECT TO SELLER’S BREACH OF ITS WARRANTY AND REPRESENTATION. EXCEPT AS PROVIDED IN THIS AGREEMENT, PURCHASER RELEASES, REMISES, AND FOREVER DISCHARGES SELLER AND ITS RESPECTIVE AFFILIATES AND ALL SUCH PARTIES’ STOCKHOLDERS, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, ADVISORS, AND REPRESENTATIVES FROM ANY AND ALL SUITS, LEGAL OR ADMINISTRATIVE PROCEEDINGS, CLAIMS, DEMANDS, DAMAGES, LOSSES, COSTS, LIABILITIES, INTEREST, OR CAUSES OF ACTION WHATSOEVER, IN LAW OR IN EQUITY, KNOWN OR UNKNOWN, WHICH PURCHASER MIGHT NOW OR SUBSEQUENTLY MAY HAVE, BASED ON, RELATING TO OR ARISING OUT OF, ANY TITLE DEFECT OR OTHER DEFICIENCY IN TITLE TO ANY ASSET.
     (f) Summit Project Participation Agreement. Notwithstanding anything else in this Agreement, with respect to those Warranted Properties subject to the Summit Project Participation Agreement, dated May 25, 2006, and as amended, the Parties agree that the matter has been resolved prior to Closing as reflected in the Final Participation Agreement. No Title Defect will be asserted as the result of this Summit Project Participation Agreement, as amended.
     (g) Method of Purchase Price Adjustments. Once determined, the adjustment to the Purchase Price under this Article will be equal to a dollar for dollar reduction or increase in either the Haynesville Capital Carry or Marcellus Capital Carry, as applicable.
     (h) Arbitration Procedure. If the Seller elects not to eliminate the defective portion of the Warranted Property by excluding same under 3.3(A)(ii), or timely cure Title Defect or agree with Purchaser that there is a Title Defect on Warranted Property, then the following shall apply. Seller and Purchaser shall attempt to agree on all adjustments by one hundred twenty (120) days following the Closing Date. If Seller and Purchaser are unable to agree by that date, the adjustments will be exclusively and finally resolved by arbitration pursuant to this Section 3.3. Within the 120-day period following the Closing Date, the adjustment(s) in dispute shall be submitted to a title attorney with at least 10 years’ experience in oil and gas titles in the state in which the property is located as selected by mutual agreement of Purchaser and Seller, or, absent such agreement during the 120-day period, by the Dallas office of the American Arbitration Association (the “Title Arbitrator”). If by the end of the one hundred twenty (120) day post-Closing cure period under Section 3.2, Seller has failed to cure any Title Defects which it provided notice that it would attempt to cure, and Seller and Purchaser have been unable to agree on the adjustment such Title Defects (or their existence), the adjustment amounts in dispute shall be submitted to the Title Arbitrator. The Title Arbitrator shall not have worked as an employee or outside counsel for any Party or it’s Affiliates during the five (5) year period preceding the arbitration or have any financial interest in the dispute. The arbitration proceeding shall be held in Dallas, Texas and shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section. The Title Arbitrator’s determination shall be made within forty-five (45) days after submission of the matters in dispute and shall be final and binding upon the Parties, without right of appeal. In making his determination, the Title Arbitrator shall be bound by the terms of this Agreement and Allocation Schedule values set forth herein and may consider such other matters as in the opinion of the Title Arbitrator are necessary or helpful to make a proper determination. Additionally, the Title Arbitrator may consult with and engage disinterested third Persons to advise the arbitrator, including title attorneys from other states and petroleum engineers. The Title Arbitrator shall act as an expert for the limited purpose of determining the specific disputed Title Defect Amounts submitted by any Party and may not award damages, interest, or penalties to any Party with respect to any matter. Seller and Purchaser shall each bear its own legal fees and other costs of presenting its case. Purchaser shall bear one-half of the costs and expenses of the Title Arbitrator, and Seller shall be responsible for the remaining one-half of the costs and expenses.
ARTICLE IV
ENVIRONMENTAL MATTERS
     Section 4.1 Environmental Laws.
          (a) Seller represents and warrants that Seller’s ownership and operation of the Properties, is in substantial compliance with all applicable Environmental Laws except such failures to comply as would not, individually or in the aggregate, have a Material Adverse Effect. As used in this Agreement, the term “Environmental Laws” means, as the same have been amended to the date hereof, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. § 5101 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 through 2629; the Oil Pollution Act, 33 U.S.C. § 2701 et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 11001 et seq.; and the Safe Drinking Water Act, 42 U.S.C. §§ 300f through 300j, in each case as amended to the date hereof, and all similar Laws as of the date hereof of any Governmental Authority having jurisdiction over the property in question addressing pollution or protection of the environment and all regulations implementing the foregoing.
          (b) Purchaser acknowledges that the Assets have been used for the exploration, development, and production of Hydrocarbons and that there may be petroleum, produced water, wastes, or other substances or materials located in, on, or under the Properties or associated with the Assets. Equipment and sites included in the Assets may contain hazardous materials, including naturally occurring radioactive material (“NORM”). NORM may affix or attach itself to the inside of wells, materials, and equipment as scale, or in other forms. The wells, materials, and equipment located on the Properties or included in the Assets may contain hazardous materials, including NORM. Hazardous materials, including NORM, may have come into contact with various environmental media, including water, soils, or sediment. Notwithstanding anything to the contrary in this Section or elsewhere in this Agreement, Seller makes no, and hereby disclaims any, representation or warranty, express or implied, with respect to the presence or absence of NORM, asbestos, mercury, drilling fluids and chemicals, and produced waters and Hydrocarbons in or on the Properties or Equipment in quantities typical for oilfield operations in the areas in which the Properties and Equipment are located and which are not in violation of applicable Laws.
     Section 4.2 Environmental Defects. As used in this Agreement, the term “Environmental Defect” means any matter that causes a breach of Seller’s representation in Section 4.1, and notice of such Environmental Defect is given no later than the Defect Claim Date.
     Section 4.3 Environmental Reviews.
     (a) Since October, 2009, Purchaser has had the right to conduct, or cause a reputable environmental consulting or engineering firm (the “Environmental Consultant”) to conduct, an environmental site assessment of the Warranted Properties having oil and gas operations located thereon (the “Pre-Closing Environmental Review”). From and after the Closing and prior to the “Defect Claim Date” (which is sixty (60) days after Closing), Purchaser shall have the right to conduct, or cause an Environmental Consultant to conduct, additional environmental review of the Warranted Properties having oil and gas operations located thereon(the “Post-Closing Environmental Review”, and together with the Pre-Closing Environmental Review, the “Environmental Review”).

     (b) Purchaser shall have the right to conduct its Environmental Review in whatever manner it deems reasonably necessary to assess the Warranted Properties, provided, however, that prior to any invasive treatment of a Warranted Property, Purchaser will give seventy-two (72) hour written notice to Seller of the location and intended operations and obtain Seller’s written consent therefore. Seller may withhold its consent to any sampling, boring, drilling, operation of machinery, or other invasive activity proposed to be conducted as part of the Environmental Review if Seller wishes to witness or amend the proposed or intended operations or reasonably believes that such activities would substantially interfere with Seller’s ownership or operation of the Assets or violate any Law. For any Property not operated by Seller, Seller shall, upon written notice from Purchaser, use commercially reasonable efforts to obtain permission from the operator of such Property for Purchaser to conduct its Environmental Review, but, provided that Seller has exercised such commercially reasonable efforts, Seller shall have no liability to Purchaser for failure to obtain such operator’s permission. Purchaser shall not contact any such operator without the written consent of Seller, which consent shall not be unreasonably withheld or delayed. Seller shall have the right to have one or more representatives accompany Purchaser and the Environmental Consultant at all times during the Environmental Review.
     (c) In performing its Environmental Review, Purchaser shall (and shall cause the Environmental Consultant to): (i) perform all work in a safe and workmanlike manner; (ii) perform all work in such a way as to not unnecessarily and unreasonably interfere with Seller’s operations; (iii) comply with all applicable Laws; and (iv) at its sole cost, risk, and expense, restore the Properties to their condition prior to the commencement of the Environmental Review, and, unless Seller requests otherwise, promptly dispose of all drill cuttings, corings, or other wastes generated in the course of the Environmental review. PURCHASER WAIVES AND RELEASES, AND AGREES TO DEFEND, INDEMNIFY AND SAVE AND HOLD HARMLESS, OPERATOR, SELLER, AND THEIR RESPECTIVE AFFILIATES, DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS, AGAINST CLAIMS FOR INJURY TO OR DEATH TO PERSONS OR DAMAGE TO PROPERTY ARISING IN ANY WAY FROM PURCHASER”S ENVIRONMENTAL INVESTIGATIONS.
     (d) Purchaser and its Affiliates shall maintain, and shall cause their respective officers, directors, employees, contractors, consultants (including the Environmental Consultant), and other advisors to maintain, all information, reports (whether interim, draft, final, or otherwise), data, work product, and other matters (including the fact of the existence of the Environmental Review) obtained or generated from or attributable to the Environmental Review (the “Environmental Information”) strictly confidential, and shall not disclose all or any portion of the Environmental Information to any third person without the consent of Seller. Unless otherwise required by Law, Purchaser may not use the Environmental Information except in connection with the transaction contemplated by this Agreement. If this Agreement is terminated prior to the Closing, Purchaser shall deliver the Environmental Information to Seller, which Environmental Information shall become the sole property of Seller.

     Section 4.4 Notice of Environmental Defects; Defect Adjustments.
          (a) On or before the Defect Claim Date, to assert a claim arising out of a breach of Section 4.1, Purchaser shall deliver a claim notice or notices to Seller. Each such notice shall be in writing and shall include:
          (i) a description of the alleged Environmental Defect(s), including the specific citation of the provisions of the Environmental Laws alleged to be violated and the facts that substantiate such violation;
          (ii) the Warranted Properties affected, including a site plan showing the location of all sampling events, boring logs, and other field notes describing the sampling methods utilized and field conditions observed, and the chain of custody documents and laboratory reports for any samples taken;
          (iii) Purchaser’s estimate of the Environmental Defect Amount as calculated pursuant to Section 4.4(c); and
          (iv) true and complete copies of supporting documents and other Environmental Information reasonably necessary for Seller (as well as any consultant hired by Seller) to verify the existence of the alleged Environmental Defects and the computations and information upon which Purchaser’s estimate of the Environmental Defect Amount is based.
          (b) With respect to each Property reported in accordance with Section 4.4(a), Seller shall have the right, but not the obligation, to attempt, at Seller’s sole cost, to cure or remove, on or before one hundred twenty (120) days (or such other period of time as the Parties may agree to in writing) after the Defect Claim Date (the “Seller Cure Period”), any Environmental Defect of which Seller has been advised by Purchaser pursuant to Section 4.4. Seller’s election to attempt to cure an alleged Environmental Defect shall not constitute a waiver of Seller’s right to dispute the existence, nature, or value of, or cost to cure, the alleged Environmental Defect.
          (c) With respect to each Environmental Defect,
          (i) if such Environmental Defects have been cured by Seller on or before the completion of the Seller Cure Period or in accordance with Section 4.4(b), no payment or credit shall be due to Purchaser with respect to the cured Environmental Defects; and
          (ii) if uncured Environmental Defects remain after the Seller Cure Period, Purchaser shall be entitled to receive an amount equal to such Environmental Defect (the “Environmental Defect Amount”) determined pursuant to Section 4.4(d).
          (d) The Environmental Defect Amount resulting from an Environmental Defect shall be determined as follows:

          (i) if Purchaser and Seller agree on the Environmental Defect Amount, that amount shall be the Environmental Defect Amount;
          (ii) the Environmental Defect Amount shall not be greater than the Lowest Cost Response or the value of the Warranted Property in the Allocation Schedule, whichever is less;
          (iii) the Environmental Defect Amount with respect to an Environmental Defect shall be determined without duplication of any costs or losses (A) included in another Environmental Defect Amount hereunder; (B) for which Purchaser otherwise receives credit in the calculation of the Purchase Price; (C) which has been taken into account in the formulation of the Purchase Price; or (D) of which Purchaser has received notice prior to the execution hereof; and
          (iv) notwithstanding anything to the contrary in this Agreement, (A) an individual claim for an Environmental Defect for which a claim notice is given in accordance with the requirements of this Article 4 shall only generate an adjustment to the Purchase Price under this Article 4 if the Environmental Defect Amount with respect thereto exceeds One Hundred Thousand dollars ($100,000); (B) the aggregate Environmental Defect Amounts attributable to the effects of all Environmental Defects upon Purchaser’s Proportionate Share to any given Property shall not exceed the Allocated Value of such Property; and (C) any adjustment to the Purchase Price under this Article 4 will be equal to a dollar for dollar reduction in either the Haynesville Capital Carry or the Marcellus Capital Carry, as applicable.
     Section 4.5 Environmental Arbitration. Seller and Purchaser shall attempt to agree on all Environmental Defect Amounts within sixty (60) days following the Closing Date. If Seller and Purchaser are unable to agree by that date, the Environmental Defect Amounts in dispute shall be exclusively and finally resolved by arbitration pursuant to this Section 4.5. During the 90-day period following the Closing Date, Environmental Defect Amounts in dispute shall be submitted to a reputable environmental consultant or engineer with at least 10 years’ experience in corrective environmental action regarding oil and gas properties in Texas as selected by mutual agreement of Purchaser and Seller, or, absent such agreement during the 90-day period, by the Dallas office of the American Arbitration Association (the “Environmental Arbitrator”). Likewise, if by the end of the Seller Cure Period, Seller has failed to cure any Environmental Defects which it provided notice that it would attempt to cure, and Seller and Purchaser have been unable to agree on the Environmental Defect Amounts for such Environmental Defects (or their existence), the Environmental Defect Amounts in dispute shall be submitted to the Environmental Arbitrator. The Environmental Arbitrator shall not have performed professional services as an employee or outside counsel for any Party or its Affiliates during the five (5) year period preceding the arbitration or have any financial interest in the dispute. The arbitration proceeding shall be held in Dallas, Texas and shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section. The Environmental Arbitrator’s determination shall be made within forty-five (45) days after submission of the matters in dispute and shall be final and binding upon the Parties, without right of appeal. In making his determination, the Environmental Arbitrator shall be bound by the rules set forth in this Article IV and may consider such other matters as in the opinion of the Environmental Arbitrator are necessary or helpful to make a proper determination. Additionally, the Environmental Arbitrator may consult with and engage disinterested third persons to advise the arbitrator. The Environmental Arbitrator shall act as an expert for the limited purpose of determining the specific disputed Environmental Defect Amounts submitted by any Party and may not award damages, interest or penalties to any Party with respect to any matter. Seller and Purchaser shall each bear its own legal fees and other costs of presenting its case. Purchaser shall bear one-half of the costs and expenses of the Environmental Arbitrator, and Seller shall be responsible for the remaining one-half of the costs and expenses.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF SELLER
     Subject to the provisions of this Article 5, and the other terms and conditions of this Agreement, Seller represents and warrants to Purchaser the matters set out in Sections 5.1 through 5.13 to “Seller’s Knowledge.” As used in this Agreement, Seller’s knowledge means the actual knowledge without further investigation of Shelley Dawson, Gene Daley, Jeff Brown and David Rice.
     Section 5.1 Seller.
          (a) Existence and Qualification. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas.
          (b) Power. Other than the requirements that consents be obtained (or waivers of Preferential Purchase Rights) from third parties, and except for approvals that may be required from governmental bodies who may be lessors under leases forming a part of the Warranted Properties (or who administer such leases on behalf of such lessors) which are customarily obtained post-closing, and except for the requirements of any maintenance of uniform interest provisions contained in any operating or other agreements, Seller has the power to enter into and perform this Agreement (and all documents required to be executed and delivered by Seller at Closing) and to consummate the transactions contemplated by this Agreement (and such documents).
          (c) Authorization and Enforceability. The execution, delivery, and performance of this Agreement and all documents required to be executed and delivered by Seller at Closing, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of Seller. This Agreement and all documents required to be executed and delivered by Seller at Closing have been duly executed and delivered by Seller, and this Agreement, and all documents required to be executed and delivered by Seller at Closing, constitute the valid and binding obligations of Seller, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

          (d) No Conflicts. The execution, delivery, and performance of this Agreement and all documents required to be executed and delivered by Seller at Closing and the consummation of the transactions contemplated by this Agreement shall not (i) violate any provision of the certificate of incorporation or bylaws (or other governing instruments) of Seller, (ii) result in a default (with or without due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation, or acceleration under any note, bond, mortgage, indenture, or other financing instrument to which Seller is a party or by which it is bound or any material lease, contract, agreement or other instrument or obligations to which Seller is a party or by which it or its properties are bound, (iii) violate any judgment, order, ruling, or decree applicable to Seller as a party in interest, or (iv) violate any Laws applicable to Seller, except any matters described in clauses (i), (ii), or (iii) above which would not have a Material Adverse Effect.
     Section 5.2 Litigation. There are no actions, suits, or proceedings pending, or to Seller’s knowledge threatened, at law or in equity, or before any Governmental Authority or arbitrator with respect to the Assets. There are no actions, suits, or proceedings pending, or to Seller’s knowledge, threatened, at law or in equity, or before any Governmental Authority or arbitrator against Seller or any of its Affiliates, which are reasonably likely to impair or delay Seller’s ability to perform its obligations under this Agreement. No event has occurred or circumstances exist that would reasonably be expected to give rise to or serve as a basis for the commencement of any action, suit, or proceeding against Seller or the Assets which, either individually or in the aggregate, if decided adversely, could impair to delay Seller’s ability to perform its obligations under this Agreement or affect the Assets.
     Section 5.3 Taxes and Assessments.
          (a) Seller has filed each material Tax return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof (a “Tax Return”) required to be filed by it, and paid all material Taxes with respect to the Assets, and such Tax Returns are true and correct in all material respects; and
          (b) Seller has not received written notice of any pending claim against it (which remains outstanding) from any applicable taxing authority for assessment of material Taxes with respect to the Assets.
     Section 5.4 Compliance with Laws. Except with respect to Environmental Laws, which are addressed in Article 4, Seller’s ownership and operation of the Assets is in compliance with all applicable Laws, except such failures to comply as would not, individually or in the aggregate, have a Material Adverse Effect.
     Section 5.5 Contracts. All material Contracts (“Material Contracts”) are in full force and effect and constitute valid and binding obligations of the parties thereto. Seller is not in default under any Material Contract except as disclosed on Schedule 5.5 and except such defaults as would not, individually or in the aggregate, have a Material Adverse Effect. Except as disclosed on Schedule 5.5, there are no futures, options, swaps, or other derivatives with respect to the sale of production that will be binding on the Assets after Closing.

     Section 5.6 Payments for Production. Seller is not obligated by a take-or-pay payment, advance payment, or other similar payment (other than royalties, overriding royalties, and similar arrangements established in the Leases), to deliver oil or gas, or proceeds from the sale thereof, attributable to Seller’s interest in the Properties at some future time without receiving payment therefor at or after the time of delivery.
     Section 5.7 Imbalances. There are no current imbalances with respect to production from the Properties.
     Section 5.8 Seller Non-Consents. Since the Effective Date, Seller has consented to all proposed operations on the Properties.
     Section 5.9 Plugging and Abandonment. Seller has not received, and to Seller’s Knowledge, no operator has received, an order from any Governmental Authority requiring that any of the Wells be plugged and abandoned. None of the Wells have been plugged and abandoned.
     Section 5.10 Permits. Seller has all permits necessary or appropriate to own and operate the Properties as presently being owned and operated, except for such permits the absence of which, individually or in the aggregate, would not be reasonably expected to have a Material Adverse Effect, and such permits are in full force and effect (and are transferable to Purchaser or are subject to being routinely replaced by a license or permit issued to Purchaser as a successor owner of the Properties). As of the date hereof Seller has not received written notice of any violations with respect to any Permits and, to Seller’s Knowledge, there are no violations with respect to any permit and no one has communicated in writing to Seller that there are any violations with respect to any permit.
     Section 5.11 Payment of Expenses. All expenses (including all bills for labor, materials and supplies used or furnished for use in connection with the Properties, and all severance, production, ad valorem and other similar Taxes) relating to the ownership or operation by Seller of the Properties, have been, and are being, paid (timely, and before the same become delinquent) by Seller, except such expenses and Taxes as are disputed in good faith by Seller. Seller is not delinquent with respect to its obligations to bear costs and expenses relating to the development and operation of the Properties.
     Section 5.12 Liability for Brokers’ Fees. Purchaser shall not directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of Seller prior to Closing, for brokerage fees, finder’s fees, agent’s commissions, or other similar forms of compensation to an intermediary in connection with the negotiation, execution, or delivery of this Agreement or any agreement or transaction contemplated hereby.
     Section 5.13 Bankruptcy. There are no bankruptcy, reorganization, or receivership proceedings pending, being contemplated by, or, to the knowledge of Seller, threatened against Seller or any Affiliate thereof (whether by Seller or a third person).

     Section 5.14 Limitations.
          (a) Except as and to the extent expressly set forth in Article 3, Article 4, Article 5, the Partial Assignment and Bill of Sale, or in the certificate of the Seller to be delivered pursuant to Section 8.2(e), (i) Seller does not makes any representations or warranties, express or implied, and (ii) Seller expressly disclaims all liability and responsibility for any representation, warranty, statement, or information made or communicated (orally or in writing) to Purchaser or any of its Affiliates, employees, agents, consultants, or representatives (including, without limitation, any opinion, information, projection, or advice that may have been provided to Purchaser by any officer, director, employee, agent, consultant, representative or advisor of Seller or any of their Affiliates).
          (b) EXCEPT AS EXPRESSLY REPRESENTED OTHERWISE IN ARTICLE 3, ARTICLE 4, THIS ARTICLE 5, IN THE PARTIAL ASSIGNMENT AND BILL OF SALE, OR IN THE CERTIFICATE OF SELLER TO BE DELIVERED AT CLOSING PURSUANT TO SECTION 8.2, WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, SELLER MAKES NO, AND EXPRESSLY DISCLAIMS, ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AS TO (I) TITLE TO ANY OF THE ASSETS, (II) THE CONTENTS, CHARACTER OR NATURE OF ANY DESCRIPTIVE MEMORANDUM, OR ANY REPORT OF ANY PETROLEUM ENGINEERING CONSULTANT, OR ANY GEOLOGICAL OR SEISMIC DATA OR INTERPRETATION, RELATING TO THE ASSETS, (III) THE QUANTITY, QUALITY, OR RECOVERABILITY OF PETROLEUM SUBSTANCES IN OR FROM THE ASSETS, (IV) THE EXISTENCE OF ANY PROSPECT, RECOMPLETION, INFILL, OR STEP-OUT DRILLING OPPORTUNITIES, (V) ANY ESTIMATES OF THE VALUE OF THE ASSETS OR FUTURE REVENUES GENERATED BY THE ASSETS, (VI) THE PRODUCTION OF PETROLEUM SUBSTANCES FROM THE ASSETS, OR WHETHER PRODUCTION HAS BEEN CONTINUOUS, OR IN PAYING QUANTITIES, OR ANY PRODUCTION OR DECLINE RATES, (VII) THE MAINTENANCE, REPAIR, CONDITION, QUALITY, SUITABILITY, DESIGN, OR MARKETABILITY OF THE ASSETS, (VIII) INFRINGEMENT OF ANY INTELLECTUAL PROPERTY RIGHT, OR (IX) ANY OTHER MATERIALS OR INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE OR COMMUNICATED TO PURCHASER OR ITS AFFILIATES, OR ITS OR THEIR EMPLOYEES, AGENTS, CONSULTANTS, REPRESENTATIVES, OR ADVISORS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSION OR PRESENTATION RELATING THERETO, AND FURTHER DISCLAIM ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR CONFORMITY TO MODELS OR SAMPLES OF MATERIALS OF ANY EQUIPMENT, IT BEING EXPRESSLY UNDERSTOOD AND AGREED BY THE PARTIES HERETO THE ASSETS ARE BEING TRANSFERRED “AS IS, WHERE IS,” WITH ALL FAULTS AND DEFECTS, AND THAT PURCHASER HAS MADE OR CAUSED TO BE MADE SUCH INSPECTIONS AS PURCHASER DEEMS APPROPRIATE.
          (c) Inclusion of a matter on a schedule attached hereto with respect to a representation or warranty that addresses matters having a Material Adverse Effect shall not be deemed an indication that such matter does, or may, have a Material Adverse Effect. Schedules may include matters not required by the terms of the Agreement to be listed on the Schedule, which additional matters are disclosed for purposes of information only, and inclusion of any such matter does not mean that all such matters are included.
          (d) A matter scheduled as an exception for any representation shall be deemed to be an exception to all representations for which it is relevant.
VI
REPRESENTATIONS AND WARRANTIES OF PURCHASER
     Subject to the provisions of this Article 6, and the other terms and conditions of this Agreement, Purchaser represents and warrants to Seller the matters set out in Sections 6.1 through 6.12 to “Purchaser’s Knowledge.” As used in this Agreement, Purchaser’s Knowledge means the actual knowledge without further investigation of Cathy Stubbs, Robert Thompson, Bruce Stover and Mike Kirksey.
     Section 6.1 Existence and Qualification. Purchaser is a corporation organized, validly existing and in good standing under the laws of the State of Delaware.
     Section 6.2 Power. Purchaser has the corporate power to enter into and perform its obligations under this Agreement (and all documents required to be executed and delivered by Purchaser at Closing) and to consummate the transactions contemplated by this Agreement (and such documents).
     Section 6.3 Authorization and Enforceability. The execution, delivery, and performance of this Agreement and all documents required to be executed and delivered by Purchaser at Closing, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action on the part of Purchaser. This Agreement and all documents required to be executed and delivered by Purchaser at Closing have been duly executed and delivered by Purchaser and this Agreement and all documents required to be executed and delivered by Purchaser at Closing constitute the valid and binding obligations of Purchaser, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).
     Section 6.4 No Conflicts. The execution, delivery, and performance of this Agreement and all documents required to be executed and delivered by Purchaser at Closing and the consummation of the transactions contemplated by this Agreement, will not (i) violate any provision of the certificate of incorporation or bylaws (or other governing instruments) of Purchaser, (ii) result in a material default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation, or acceleration under any material note, bond, mortgage, indenture, or other financing instrument to which Purchaser is a party or by which it is bound, (iii) violate any judgment, order, ruling, or regulation applicable to Purchaser as a party in interest, or (iv) violate any Law applicable to Purchaser, except any matters described in clauses (ii), (iii) or (iv) above which would not have a Material Adverse Effect on Purchaser or its properties.

     Section 6.5 Consents, Approvals or Waivers. The execution, delivery and performance of this Agreement by Purchaser will not be subject to any consent, approval or waiver from any Governmental Authority or other third Person.
     Section 6.6 Litigation. There are no actions, suits, or proceedings pending, or to Purchaser’s knowledge, threatened in writing before any Governmental Authority or arbitrator against Purchaser or any Affiliate of Purchaser which are reasonably likely to impair or delay materially Purchaser’s ability to perform its obligations under this Agreement.
     Section 6.7 Financing. Purchaser has or will have prior to Closing, sufficient cash, available lines of credit, or other sources of immediately available funds (in United States dollars) to enable it to pay the Closing Payment to Seller at the Closing. Purchaser has sufficient cash, available lines of credit, and other sources funds to timely fund the Haynesville Capital Carry and Marcellus Capital Carry, when invoiced in accordance with specific future drilling authorizations as the work programs progress under the Final Participation Agreement.
     Section 6.8 Investment Intent. Purchaser is acquiring the Assets for its own account and not with a view to their sale or distribution in violation of the Securities Act of 1933, as amended, the rules and regulations thereunder, any applicable state blue sky Laws, or any other applicable securities Laws.
     Section 6.9 Independent Investigation. Purchaser is (and its advisors are) experienced and knowledgeable in the oil and gas business and aware of the risks of that business. Purchaser acknowledges and affirms that prior to Closing (i) it will have completed its independent investigation, verification, analysis, and evaluation of the Assets, and (ii) it will have made all such reviews and inspections of the Assets as it has deemed necessary or appropriate. Except for the representations and warranties expressly made by Seller in Articles 3, 4, and 5 of this Agreement or in the Assignment and Bill of Sale or the certificate to be delivered to Purchaser pursuant to Section 8.2(e) of this Agreement, Purchaser acknowledges that there are no representations or warranties, express or implied, as to the financial condition, liabilities, operations, business, or prospects of the Assets and that, in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Purchaser has or will rely solely upon its own independent investigation, verification, analysis and evaluation. Purchaser understands and acknowledges that neither the United States Securities and Exchange Commission nor any federal, state, or foreign agency has passed upon the Assets or made any finding or determination as to the fairness of an investment in the Assets or the accuracy or adequacy of the disclosures made to Purchaser, and except as set forth in other applicable provisions of this Agreement, Purchaser is not entitled to cancel, terminate, or revoke this Agreement.
     Section 6.10 Liability for Brokers’ Fees. Seller shall not directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of Purchaser, for brokerage fees, finder’s fees, agent’s commissions, or other similar forms of compensation to an intermediary in connection with the negotiation, execution or delivery of this Agreement or any agreement or transaction contemplated hereby.

     Section 6.11 Bankruptcy. There are no bankruptcy, reorganization, or receivership proceedings pending, being contemplated by, or, to the knowledge of Purchaser, threatened against Purchaser or any Affiliate of Purchaser (whether by Purchaser or a third person).
     Section 6.12 Qualification and Bonding. Purchaser is now, and after the Closing shall continue to be, qualified under all applicable Laws and with all applicable Governmental Authorities to own and, where applicable, operate the Assets. As of the Closing Date, Purchaser shall have and shall maintain all necessary bonds to own the Assets.
ARTICLE VII
COVENANTS OF THE PARTIES
     Section 7.1 Access. Subject to the limitations expressly set forth in this Agreement, Seller has given and will continue to give Purchaser and its representatives access to the Assets and access to and the right to copy, at Purchaser’s sole expense, the records in Seller’s possession related to the Assets, for the purpose of conducting a confirmatory review of the Assets, but only to the extent that Seller may do so without (i) violating applicable Laws, (ii) violating any obligations to any third person, and (iii) to the extent that Seller has authority to grant such access without breaching any restriction binding on Seller. Such access by Purchaser shall be limited to Seller’s normal business hours, and Purchaser’s investigation shall be conducted in a manner that minimizes interference with the operation of the Assets or Seller’s business with respect thereto or the business of Seller generally. Except as set forth in Article 4, Purchaser’s right of access shall not entitle Purchaser to operate Equipment or conduct intrusive testing or any sampling.
     Section 7.2 Notification of Breaches. After the Closing,
          (a) Purchaser shall notify Seller promptly after Purchaser obtains actual knowledge that any representation or warranty of Seller contained in this Agreement is untrue in any material respect or that any covenant or agreement to be performed or observed by Seller prior to or on the Closing Date has not been so performed or observed in any material respect; and
          (b) Seller shall notify Purchaser promptly after Seller obtains actual knowledge that any representation or warranty of Purchaser contained in this Agreement is untrue in any material respect or that any covenant or agreement to be performed or observed by Purchaser prior to or on the Closing Date has not been so performed or observed in a material respect.
     Section 7.3 Press Releases. Neither Seller nor Purchaser, nor any Affiliate thereof, shall make any press release regarding the existence of this Agreement, the contents hereof or the transactions contemplated hereby without the prior written consent of the Purchaser (in the case of announcements by Seller or its affiliates) or Seller (in the case of announcements by Purchaser or its affiliates); provided, however, the foregoing shall not restrict disclosures by Purchaser or Seller (i) to the extent that such disclosures are required by applicable securities or other Laws or the applicable rules of any stock exchange having jurisdiction over the disclosing Party or its Affiliates or (ii) to Governmental Authorities and third persons holding preferential rights to purchase, rights of consent or other rights that may be applicable to the transactions contemplated by this Agreement, as reasonably necessary to provide notices, seek waivers, amendments or terminations of such rights, or seek such consents. Seller and Purchaser shall each be liable for the compliance of its respective Affiliates with the terms of this Section.
     Section 7.4 Indemnity Regarding Access. Prior to Closing, Purchaser’s access to the Assets and its (and its Affiliates and representatives, including the Environmental Consultant) examinations and inspections, whether under Section 7.1, Section 4.3, or otherwise, shall be at Purchaser’s sole risk, cost, and expense, and Purchaser WAIVES AND RELEASES ALL CLAIMS AGAINST SELLER, ITS AFFILIATES, AND THEIR RESPECTIVE PARTNERS, MEMBERS, OFFICERS, DIRECTORS, EMPLOYEES, ATTORNEYS, CONTRACTORS, AGENTS, OR OTHER REPRESENTATIVES, ARISING IN ANY WAY THEREFROM, OR IN ANY WAY CONNECTED THEREWITH, EXCEPT FOR CLAIMS CAUSED BY THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF SELLER. PURCHASER AGREES TO INDEMNIFY, DEFEND, AND HOLD HARMLESS SELLER AND ITS AFFILIATES, THE OTHER OWNERS OF INTERESTS IN THE PROPERTIES, AND ALL SUCH PERSONS’ DIRECTORS, OFFICERS, EMPLOYEES, AGENTS, AND REPRESENTATIVES FROM AND AGAINST ANY AND ALL CLAIMS, LIABILITIES, LOSSES, COSTS, AND EXPENSES (INCLUDING COURT COSTS AND REASONABLE ATTORNEYS’ FEES), INCLUDING CLAIMS, LIABILITIES, LOSSES, COSTS, AND EXPENSES ATTRIBUTABLE TO PERSONAL INJURY, DEATH, OR PROPERTY DAMAGE, ARISING OUT OF, OR RELATING TO, ACCESS TO THE ASSETS PRIOR TO THE CLOSING BY PURCHASER, ITS AFFILIATES, OR ITS OR THEIR DIRECTORS, OFFICERS, EMPLOYEES, AGENTS, OR REPRESENTATIVES, EVEN IF CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT OF ANY INDEMNIFIED PERSON BUT EXCLUDING CLAIMS THAT ARISE OUT OF OR RESULT FROM THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF SUCH PERSONS. PURCHASER RECOGNIZES AND AGREES THAT ALL MATERIALS, DOCUMENTS, SAMPLES, REPORTS, AND OTHER INFORMATION OF ANY TYPE AND NATURE MADE AVAILABLE TO IT, ITS AFFILIATES OR REPRESENTATIVES, IN CONNECTION WITH THE TRANSACTION CONTEMPLATED HEREBY, WHETHER MADE AVAILABLE PURSUANT TO THIS SECTION OR OTHERWISE, ARE MADE AVAILABLE TO IT AS AN ACCOMMODATION, AND WITHOUT REPRESENTATION OR WARRANTY OF ANY KIND, WHETHER EXPRESS, IMPLIED, OR STATUTORY, AS TO THE ACCURACY AND COMPLETENESS OF SUCH MATERIALS, DOCUMENTS, SAMPLES, REPORTS, AND OTHER INFORMATION. NO WARRANTY OF ANY KIND IS MADE BY SELLER AS TO THE INFORMATION SUPPLIED TO PURCHASER OR ITS AFFILIATES OR REPRESENTATIVES OR WITH RESPECT TO PROPERTIES TO WHICH THE INFORMATION RELATES. PURCHASER EXPRESSLY AGREES THAT ANY RELIANCE UPON, OR CONCLUSIONS DRAWN THEREFROM, SHALL BE THE RESULT OF ITS OWN INDEPENDENT REVIEW AND JUDGMENT.
     Section 7.5 Operatorship. At Closing, Seller and Purchaser will have executed a Joint Operating Agreement in the form attached to the Final Participation Agreement, providing for Seller or Seller’s designee to serve as the operator of the Properties. This JOA will supersede the JOA dated October 29, 2009.
     Section 7.6 Letters-in-Lieu. Seller shall execute and deliver to Purchaser on the Closing Date letters in lieu of division and transfer orders relating to the Assets to reflect the transaction contemplated hereby. Such letters shall be on forms prepared by Seller and reasonably satisfactory to Purchaser.
     Section 7.7 Further Assurances. After Closing, Seller and Purchaser each agree to take such further actions and to execute, acknowledge, and deliver all such further documents as are reasonably necessary to grant, convey and assign the Assets to Purchaser.
ARTICLE VIII
CLOSING
     Section 8.1 Time and Place of Closing. The consummation of the purchase and sale of the Assets contemplated by this Agreement (the “Closing”) shall, unless otherwise agreed to in writing by Purchaser and Seller, take place at the offices of J-W Operating Company located at 15660 North Dallas Parkway, Dallas, Texas, 75248 at 10:00 a.m. local time, on November 20, 2009 (the “Closing Date”).
     Section 8.2 Obligations of Seller at Closing. At the Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Purchaser of its obligations pursuant to Section 8.3, Seller shall deliver or cause to be delivered to Purchaser, among other things, the following:
          (a) Counterparts of the various Partial Assignments and Bill of Sale for each county or parish in the form attached hereto as Exhibit G, duly executed and acknowledged by Seller, in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices;
          (b) Assignments in form required by any Governmental Authority for the assignment of any Assets controlled by such Governmental Authority, duly executed by Seller, in sufficient duplicate originals to allow recording in all appropriate offices;
          (c) Executed certificates described in Treasury Regulation § 1.1445-2(b)(2) certifying that Seller is not a foreign person within the meaning of the Code;
          (d) Letters-in-lieu of transfer orders with respect to the Properties duly executed by Seller;
          (e) A certificate duly executed by the secretary or any assistant secretary (or other authorized officer) of Seller, dated as of the Closing, (i) attaching and certifying on behalf of Seller its right to execute, deliver, and perform this Agreement and the transactions contemplated hereby, and (ii) certifying on behalf of Seller the incumbency of each officer of Seller executing this Agreement or any document delivered in connection with the Closing;

          (f) Where notices of approval are received by Seller pursuant to a filing or application under Section 7.6, copies of those notices of approval;
          (g) Any other forms required by any Governmental Authority relating to the assignments of the Assets;
          (h) Releases of any liens as reported by Purchaser to Seller;
          (i) Counterparts of the Final Participation Agreement, duly executed by Seller;
          (j) Counterparts of the JOA, duly executed by Seller;
          (k) Termination of the initial Participation Agreement and JOA, duly executed by Seller.
     Section 8.3 Obligations of Purchaser at Closing. At the Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Seller of its obligations pursuant to Section 8.2, Purchaser shall deliver or cause to be delivered to Seller, among other things, the following:
          (a) A wire transfer of the cash portion of the Purchase Price in same-day funds to one account designated by Seller;
          (b) Counterparts of the Partial Assignment and Bill of Sale for each county or parish in the form attached hereto as Exhibit G, duly executed and acknowledged by Purchaser, in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices;
          (c) Assignments in form required by any Governmental Authority for the assignment of any Assets controlled by such Governmental Authority, duly executed by Purchaser, in sufficient duplicate originals to allow recording in all appropriate offices;
          (d) A certificate duly executed by the secretary or any assistant secretary (or other authorized officer) of Purchaser, dated as of the Closing, (i) attaching and certifying on behalf of Purchaser complete and correct copies of the resolutions of the Board of Directors, managers, or other equivalent governing body of Purchaser authorizing the execution, delivery, and performance by Purchaser of this Agreement and the transactions contemplated hereby, and (ii) certifying on behalf of Purchaser the incumbency of each officer of Purchaser executing this Agreement or any document delivered in connection with the Closing;
          (e) Where notices of approval are received by Purchaser pursuant to a filing or application under Section 7.6, copies of those notices of approval;
          (f) Counterparts of the Final Participation Agreement, duly executed by Purchaser;
          (g) Counterparts of the JOA, duly executed by Purchaser;

          (h) Termination of the initial Participation Agreement and JOA, duly executed by Purchaser.
     Section 8.4 Closing Payment and Post-Closing Purchase Price Adjustments.
          (a) As soon as reasonably practicable after the Closing but not later than the later of (i) the one hundred and eightieth (180th) day following the Closing Date and (ii) the date on which the Parties or the Title Arbitrator or Environmental Arbitrator, as applicable, finally determines all Title Defect Amounts and Environmental Defect Amounts under Sections 3.3 and 4.5 respectively, Seller shall prepare and deliver to Purchaser a draft statement setting forth the final calculation of the adjustments to the Purchase Price and showing the calculation of each adjustment under Section 2.3, based on the most recent actual figures for each adjustment. Seller shall, at Purchaser’s request, make reasonable documentation available to support the final figures. As soon as reasonably practicable, but not later than the thirtieth (30th) day following receipt of Seller’s statement hereunder, Purchaser shall deliver to Seller a written report containing any changes that Purchaser proposes be made to such statement. Seller may deliver a written report to Purchaser during this same period reflecting any changes that Seller proposes to be made to such statement as a result of additional information received after the statement was prepared. The Parties shall undertake to agree on the final adjustments to the Purchase Price no later than ninety (90) days after delivery of Seller’s statement. In the event that the Parties cannot reach agreement within such period of time, any Party may refer the items of adjustment which are in dispute to the Dallas office of Grant Thornton, or, if such firm is not able or willing to serve, a nationally-recognized independent accounting firm or consulting firm mutually acceptable to both Purchaser and Seller (the “Accounting Arbitrator”), for review and final determination by arbitration. The Accounting Arbitrator shall conduct the arbitration proceedings in Dallas, Texas in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section. The Accounting Arbitrator’s determination shall be made within forty-five (45) days after submission of the matters in dispute and shall be final and binding on all Parties, without right of appeal. In determining the proper amount of any adjustment to the Purchase Price, the Accounting Arbitrator shall be bound by the terms of Section 2.3 and may not increase the Purchase Price more than the increase proposed by Seller nor decrease the Purchase Price more than the decrease proposed by Purchaser, as applicable. The Accounting Arbitrator shall act as an expert for the limited purpose of determining the specific disputed aspects of Purchase Price adjustments submitted by any Party and may not award damages, interest (except as expressly provided for in this Section), or penalties to any Party with respect to any matter. Seller and Purchaser shall each bear its own legal fees and other costs of presenting its case. Seller shall bear one-half and Purchaser shall bear one-half of the costs and expenses of the Accounting Arbitrator. Within ten (10) days after the earlier of (i) the expiration of Purchaser’s thirty (30) day review period without delivery of any written report, or (ii) the date on which the Parties or the Accounting Arbitrator finally determine the Purchase Price, the Parties shall adjust the amount of Haynesville Carry and/or Marcellus Carry, as applicable. Any post-Closing payment pursuant to this Section 8.4 shall bear interest from the Closing Date to the date of payment at the Agreed Rate.
          (i) Purchaser shall assist Seller in preparation of the final statement of the adjustment to the Purchase Price under Section 8.4(b) by furnishing invoices, receipts,

reasonable access to personnel, and such other assistance as may be requested by Seller to facilitate such process post-Closing.
          (j) All payments made or to be made under this Agreement to Seller shall be made by electronic transfer of immediately available funds to Seller, at the bank account heretofore specified in writing, for the credit of Seller, or to such other bank and account as may be specified by Seller in writing. All payments made or to be made hereunder to Purchaser shall be by electronic transfer or immediately available funds to a bank and account specified by Purchaser in writing to Seller, for the credit of Purchaser.
ARTICLE IX
INDEMNIFICATION; LIMITATIONS
     Section 9.1 Assumption. On the Closing Date, Purchaser shall assume and hereby agrees to fulfill, perform, pay and discharge (or cause to be fulfilled, performed, paid or discharged) the Assumed Seller Obligations.
     Section 9.2 Indemnification.
          (a) From and after Closing, Purchaser shall indemnify, defend and hold harmless Seller and its Affiliates and their respective officers, directors, employees, and agents (the “Seller Group”) from and against all Damages incurred or suffered by Seller Group:
          (i) caused by, arising out of, or resulting from Purchaser’s breach of any of Purchaser’s covenants or agreements contained in Article 7, or
          (ii) caused by, arising out of, or resulting from any breach of any representation or warranty made by Purchaser contained in Article 6 of this Agreement, excepting in each case Damages against which Seller would be required to indemnify Purchaser under Section 9.2(b) at the time the claim notice is presented by Purchaser.
          (b) From and after Closing, Seller shall indemnify, defend, and hold harmless Purchaser and its Affiliates and their officers, directors, employees and agents (the “Purchaser Group”) from and against and from all Damages incurred or suffered by Purchaser Group:
          (i) caused by, arising out of, or resulting from the ownership, use or operation of the Assets prior to the Closing Date;
          (ii) caused by, arising out of, or resulting from Seller’s breach of any of such Seller’s covenants or agreements contained in Article 7,
          (iii) caused by, arising out of, or resulting from any breach of any representation or warranty made by Seller contained in Article 5 of this Agreement,
          (iv) relating to the Excluded Assets.

          (c) “Damages,” for purposes of this Article 9, shall mean the amount of any actual liability, loss, cost, expense, claim, award, or judgment incurred or suffered by any Indemnified Person arising out of or resulting from the indemnified matter, whether attributable to personal injury or death, property damage, contract claims, torts, or otherwise, including reasonable fees and expenses of attorneys, consultants, accountants, or other agents and experts reasonably incident to matters indemnified against, and the costs of investigation and/or monitoring of such matters, and the costs of enforcement of the indemnity; provided, however, that “Damages” shall not include any adjustment for Taxes that may be assessed on payments under this Article 9 or for Tax benefits received by the Indemnified Person as a consequence of any Damages. NOTWITHSTANDING THE FOREGOING, NEITHER PURCHASER NOR SELLER SHALL BE ENTITLED TO INDEMNIFICATION UNDER THIS SECTION 9.2 FOR, AND DAMAGES SHALL NOT INCLUDE, (I) LOSS OF PROFITS, WHETHER ACTUAL OR CONSEQUENTIAL, OR OTHER CONSEQUENTIAL DAMAGES SUFFERED BY THE PARTY CLAIMING INDEMNIFICATION, OR ANY PUNITIVE DAMAGES (OTHER THAN LOSS OF PROFITS, CONSEQUENTIAL DAMAGES, OR PUNITIVE DAMAGES SUFFERED BY THIRD PERSONS FOR WHICH RESPONSIBILITY IS ALLOCATED AMONG THE PARTIES), (II) ANY INCREASE IN LIABILITY, LOSS, COST, EXPENSE, CLAIM, AWARD, OR JUDGMENT TO THE EXTENT SUCH INCREASE IS CAUSED BY THE ACTIONS OR OMISSIONS OF ANY INDEMNIFIED PERSON AFTER THE CLOSING DATE OR (III) ANY LIABILITY, LOSS, COST, EXPENSE, CLAIM, AWARD, OR JUDGMENT THAT DOES NOT INDIVIDUALLY EXCEED ONE HUNDRED THOUSAND DOLLARS ($100,000) AGAINST THAT PARTY’S PROPORTIONATE SHARE, SUCH AMOUNT TO BE PAID IN FULL SUBJECT TO THE INDEMNIFICATION OBLIGATIONS.
          (c) Any claim for indemnity under this Section 9.2 by any Affiliate, director, officer, employee, or agent must be brought and administered by the applicable Party to this Agreement. No indemnified person other than Seller and Purchaser shall have any rights against Seller or Purchaser under the terms of this Section 9.2 except as may be exercised on its behalf by Purchaser or Seller, as applicable, pursuant to this Section 9.2(e). Seller and Purchaser may elect to exercise or not exercise indemnification rights under this Section on behalf of the other Indemnified Persons affiliated with it in its sole discretion and shall have no liability to any such other indemnified person for any action or inaction under this Section.
          (d) This Section 9.2 shall not apply with respect to title matters, which are exclusively covered by Article 3, or environmental matters, which are exclusively covered by Article 4.
          (e) The Parties shall treat, for Tax purposes, any amounts paid under this Article 9 as an adjustment to the Purchase Price.
     Section 9.3 Indemnification Actions. All claims for indemnification under Section 9.2 shall be asserted and resolved as follows:
          (a) For purposes of this Article 9, the term “Indemnifying Person” when used in connection with particular Damages shall mean the Person having an obligation to indemnify another Person or Persons with respect to such Damages pursuant to this Article 9, and the term “Indemnified Person” when used in connection with particular Damages shall mean a Person having the right to be indemnified with respect to such Damages pursuant to this Article 9 (including, for the avoidance of doubt, those Persons identified in Section 9.2(e)).
          (b) To make a claim for indemnification under Section 9.2, an Indemnified Person shall notify the Indemnifying Person of its claim, including the specific details of and specific basis under this Agreement for its claim (the “Claim Notice”). In the event that the claim for indemnification is based upon a claim by a third Person against the Indemnified Person (a “Claim”), the Indemnified Person shall provide its Claim Notice promptly after the Indemnified Person has actual knowledge of the Claim and shall enclose a complete copy of all papers (if any) served with respect to the Claim; provided that the failure of any Indemnified Person to give notice of a Claim as provided in this Section 9.3 shall not relieve the Indemnifying Person of its obligations under Section 9.2 except to the extent such failure results in insufficient time being available to permit the Indemnifying Person to effectively defend against the Claim or otherwise prejudices the Indemnifying Person’s ability to defend against the Claim. In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant, or agreement, the Claim Notice shall specify the representation, warranty, covenant or agreement that was inaccurate or breached.
          (c) In the case of a claim for indemnification based upon a Claim, the Indemnifying Person shall have thirty (30) days from its receipt of the Claim Notice to notify the Indemnified Person whether it admits or denies its obligation to defend the Indemnified Person against such Claim under this Article 9. If the Indemnifying Person does not notify the Indemnified Person within such thirty (30) day period regarding whether the Indemnifying Person admits or denies its obligation to defend the Indemnified Person, it shall be conclusively deemed obligated to provide such indemnification hereunder. The Indemnified Person is authorized, prior to and during such thirty (30) day period, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Person and that is not prejudicial to the Indemnifying Person.
          (d) If the Indemnifying Person admits its obligation, it shall have the right and obligation to diligently defend, at its sole cost and expense, the Claim. The Indemnifying Person shall have full control of such defense and proceedings, including any compromise or settlement thereof. If requested by the Indemnifying Person, the Indemnified Person agrees to cooperate in contesting any Claim which the Indemnifying Person elects to contest (provided, however, that the Indemnified Person shall not be required to bring any counterclaim or cross-complaint against any Person). The Indemnified Person may participate in, but not control, any defense or settlement of any Claim controlled by the Indemnifying Person pursuant to this Section 9.3(d). An Indemnifying Person shall not, without the written consent of the Indemnified Person, settle any Claim or consent to the entry of any judgment with respect thereto that (i) does not result in a final, non-appealable, resolution of the Indemnified Person’s liability with respect to the Claim (including, in the case of a settlement, an unconditional written release of the Indemnified Person from all further liability in respect of such Claim) or (ii) may materially and adversely affect the Indemnified Person (other than as a result of money damages covered by the indemnity).

          (e) If the Indemnifying Person does not admit its obligation or admits its obligation but fails to diligently defend or settle the Claim, then the Indemnified Person shall have the right to defend against the Claim (at the sole cost and expense of the Indemnifying Person, if the Indemnified Person is entitled to indemnification hereunder), with counsel of the Indemnified Person’s choosing, subject to the right of the Indemnifying Person to admit its obligation to indemnify the Indemnified Person and assume the defense of the Claim at any time prior to settlement or final, non-appealable determination thereof. If the Indemnifying Person has not yet admitted its obligation to indemnify the Indemnified Person, the Indemnified Person shall send written notice to the Indemnifying Person of any proposed settlement and the Indemnifying Person shall have the option for ten (10) days following receipt of such notice to (i) admit in writing its obligation for indemnification with respect to such Claim and (ii) if its obligation is so admitted, assume the defense of the Claim, including the power to reject the proposed settlement. If the Indemnified Person settles any Claim over the objection of the Indemnifying Person after the Indemnifying Person has timely admitted its obligation for indemnification in writing and assumed the defense of the Claim, the Indemnified Person shall be deemed to have waived any right to indemnity therefor.
          (f) If Purchaser would be required to defend a Claim as provided in this Section 9.3 but for the assertion that any liability, loss, cost, expense, claim, award, judgment or other damages incurred or suffered by Seller would not constitute “Damages” as defined in Section 9.2(c), Purchaser shall nevertheless have the right and obligation to defend against such Claim as set forth in Section 9.3(d) subject to the indemnification obligations of Seller set forth in this Article 9.
          (g) In the case of a claim for indemnification not based upon a Claim, the Indemnifying Person shall have thirty (30) days from its receipt of the Claim Notice to (i) cure the Damages complained of, (ii) admit its obligation to provide indemnification with respect to such Damages, or (iii) dispute the claim for such Damages. If the Indemnifying Person does not notify the Indemnified Person within such thirty (30) day period that it has cured the Damages or that it disputes the claim for such Damages, the Indemnifying Person shall be conclusively deemed obligated to provide indemnification hereunder.
          (h) Notwithstanding anything else in this Agreement no Indemnified Person may settle any claim for indemnification without first notifying the Indemnifying Party under the terms and time limitations of this Agreement to give the Indemnifying Person an opportunity to resolve any such claims or Damages.
     Section 9.4 Limitation on Actions.
          (a) The representations and warranties of the Seller and Purchaser in Article 5 and Article 6 and the covenants and agreements of the Parties in Article 7, as applicable, shall survive the Closing for a period of twelve (12) months.
          (b) The indemnification under Section 9.2 (b) (i) and (iv) shall expire upon the statute of limitation period dated from the Closing Date. All claims for indemnification under Section 9.2 (b) (ii) and (iii) shall be made within twelve (12) months of the Closing Date.

          (c) The amount of any Damages for which an Indemnified Person is entitled to indemnity under this Article 9 shall be reduced by the amount of insurance proceeds realized by the Indemnified Person or its Affiliates with respect to such Damages (net of any collection costs, and excluding the proceeds of any insurance policy issued or underwritten by the Indemnified Person or its Affiliates).
ARTICLE X
MISCELLANEOUS
     Section 10.1 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original instrument, but all such counterparts together shall constitute but one agreement. It will not be necessary for Purchaser and Seller to sign the same counterpart.
     Section 10.2 Notices. All notices that are required or may be given pursuant to this Agreement shall be sufficient in all respects if given in writing, in English and delivered personally, by telecopy (with receipt acknowledged), by electronic mail (if receipt can be confirmed), by registered or certified mail or by recognized courier service, as follows:

If to Seller:	Cohort Energy Company
P.O. Box 226406
Dallas, Texas 75222-6406
Attention: Jeff Brown, Vice President
Phone: (972) 661-4708
Telecopy: (972) 991-0704
Email: JeffBrown@jwoperating.com

with a copy to:	Miller Mentzer, P.C.
100 North Main Street
Palmer, TX 75152
Attention: Lawrence B. Mentzer
Telephone: (214) 720-2222
Telecopy: (713) 720-0599
Email: lmentzer@milmen.com

If to Purchaser:	Endeavour Operating Corporation
1001 Fannin, Suite 1600
Houston, Texas 77002
Attn: Bruce H. Stover, Executive Vice President
Cathy Stubbs
Robert L.Thompson
Telephone: (713) 307-8700
Telecopy: (713) 307-8793
Email:bruce.stover@endeavourcorp.com
cathy.stubbs@endeavourcorp.com
robert.thompson@endeavourcorp.com

With a copy to:	Burleson Cooke L.L.P.
Pennzoil Place, South Tower
711 Louisiana Street, Suite 1701
Houston, Texas 77002
Attention: Richard L. Burleson
Telephone: (713) 358-1701
Telecopy: (713) 358-1717
Email: rburleson@burlesoncooke.com
     Either Party may change its address for notice by notice to the other in the manner set forth above. All notices shall be deemed to have been duly given at the time of receipt by the Party to which such notice is addressed.
     Section 10.3 Sales or Use Tax, Recording Fees and Similar Taxes and Fees. Notwithstanding anything to the contrary in Article 9, Purchaser shall bear any sales, use, excise, real property transfer or gain, gross receipts, goods and services, registration, documentary, stamp or transfer Taxes, recording fees, and similar Taxes and fees incurred and imposed upon, or with respect to, the property transfers or other transactions contemplated hereby. Should Seller or any Affiliate of Seller pay any amount for which Purchaser is liable under this Section 10.3, Purchaser shall, promptly following receipt of Seller’s invoice, reimburse the amount paid. Seller shall provide reasonable assistance to Purchaser to establish the applicability of any exemption from sales, use, real property, transfer or any other transfer Taxes to the extent such information is within the possession of Seller. If such transfers or transactions are exempt from any such taxes or fees upon the filing of an appropriate certificate or other evidence of exemption, Purchaser shall timely furnish to Seller such certificate or evidence. Purchaser agrees to be solely responsible and shall indemnify and hold Seller harmless, for any and all sales, transfer or other similar taxes (including related penalty, interest or legal costs) due by virtue of this transaction. Seller and Purchaser agree to cooperate with each other in demonstrating that the requirements for exemptions from such taxes have been met.
     Section 10.4 Expenses. Except for indemnification purposes, all expenses incurred by Seller in connection with or related to the authorization, preparation or execution of this Agreement, and the Exhibits and Schedules hereto and thereto, and all other matters related to the Closing, including without limitation, all fees and expenses of counsel, accountants and financial advisers employed by Seller, shall be borne solely and entirely by Seller, and all such expenses incurred by Purchaser shall be borne solely and entirely by Purchaser. Seller’s obligations with respect to this Agreement shall never exceed (i) in the aggregate, the cash portion of the Purchase Price paid to it hereunder, or (ii) with respect to any obligation that relates to one or more, but less than all, Properties, the amount attributed to such Property or Properties on the Allocation Schedule.
     Section 10.5 Exhibits and Schedules. All Exhibits and Schedules referred to are incorporated into this Agreement.

     Section 10.6 Records. Seller will provide electronic copies of the records relating to the Properties at its cost.
     Section 10.7 Governing Law and Venue. Without regard to principles of conflicts of law, this Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Texas applicable to contracts made and to be performed entirely within such state and the laws of the United States of America, except that, to the extent that the law of a state in which a portion of the Properties is located (or which is otherwise applicable to a portion of the Properties) necessary governs, the law of such state shall apply as to that portion of the property located in (or otherwise subject to the laws of) such state.
     Section 10.8 Dispute Resolution. Each Party consents to personal jurisdiction in any action brought in the United States federal courts located in the State of Texas with respect to any dispute, claim or controversy arising out of or in relation to or in connection with this Agreement, and each of the Parties hereto agrees that any action instituted by it against the other with respect to any such dispute, controversy, or claim (except to the extent a dispute, controversy, or claim arising out of or in relation to or in connection the determination of a Asserted Title Defect amount pursuant to Article III, the Environmental Defect Amount pursuant to Article IV, or the determination of Purchase Price adjustments pursuant to Section 9.4(b) is referred to an expert pursuant to those Sections) will be instituted exclusively in the United States District Court for the Northern District of Texas, Dallas Division. The Parties hereby waive trial by jury in any action, proceeding, or counterclaim brought by any Party against another in any matter whatsoever arising out of or in relation to or in connection with this Agreement.
     Section 10.9 Captions, Time of Essence. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. Time is of the essence in this Agreement.
     Section 10.10 Waivers. Any failure by any Party to comply with any of its obligations, agreements, or conditions herein contained may be waived by the Party to whom such compliance is owed by an instrument signed by the Party to whom compliance is owed and expressly identified as a waiver, but not in any other manner. No waiver of, or consent to a change in, any of the provisions of this Agreement shall be deemed or shall constitute a waiver of, or consent to a change in, other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.
     Section 10.11 Assignment. Other than any guaranty that may be given by a parent or affiliate, no Party shall assign (including, without limitation, by change of control, merger, consolidation, or stock purchase) or otherwise transfer all or any part of this Agreement, nor shall any Party delegate any of its rights or duties hereunder (including, without limitation, by change of control, merger, consolidation, or stock purchase), without the prior written consent of the other Party and any transfer or delegation made without such consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns.

     Section10.12 Entire Agreement. This Agreement and the documents to be executed hereunder and the Exhibits and Schedules attached hereto constitute the entire agreement among the Parties pertaining to the subject matter hereof, and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties pertaining to the subject matter hereof.
     Section 10.13 Amendment. This Agreement may be amended or modified only by an agreement in writing signed by Seller and Purchaser and expressly identified as an amendment or modification.
     Section 10.14 No Third-Person Beneficiaries. Nothing in this Agreement shall entitle any Person other than Purchaser and Seller to any claim, cause of action, remedy or right of any kind, except the rights expressly provided to the Indemnified Persons as described in Article IX.
     Section 10.15 References.
     In this Agreement:
          (a) References to any gender includes a reference to all other genders;
          (b) References to the singular includes the plural, and vice versa;
          (c) Reference to any Article or Section means an Article or Section of this Agreement;
          (d) Reference to any Exhibit or Schedule means an Exhibit or Schedule to this Agreement, all of which are incorporated into and made a part of this Agreement;
          (e) Unless expressly provided to the contrary, “hereunder”, “hereof”, “herein”, and words of similar import are references to this Agreement as a whole and not any particular Section or other provision of this Agreement;
          (f) References to “$” or “dollars” means United States dollars; and
          (g) “Include” and “including” shall mean include or including without limiting the generality of the description preceding such term.
     Section 10.16 Construction. Purchaser is capable of making such investigation, inspection, review and evaluation of the Assets as a prudent purchaser would deem appropriate under the circumstances, including with respect to all matters relating to the Assets, their value, operation, and suitability. Each of Seller and Purchaser has had the opportunity to exercise business discretion in relation to the negotiation of the details of the transaction contemplated hereby. This Agreement is the result of arm’s-length negotiations from equal bargaining positions. It is expressly agreed that this Agreement shall not be construed against any Party, and no consideration shall be given or presumption made, on the basis of who drafted this Agreement or any particular provision thereof.

     Section 10.17 Limitation on Damages. Notwithstanding anything to the contrary contained herein, none of Purchaser, Seller, or any of its respective Affiliates shall be entitled to consequential, special, or punitive damages in connection with this Agreement and the transactions contemplated hereby (other than special or punitive damages suffered by third Persons for which responsibility is allocated between the Parties) and each of Purchaser and Seller, for itself and on behalf of its Affiliates, hereby expressly waives any right to consequential, special, or punitive damages in connection with this Agreement and the transactions contemplated hereby.
[SIGNATURE PAGE(S) FOLLOW]

     IN WITNESS WHEREOF, this Purchase and Sale Agreement has been signed by each of the Parties as of the date first above written.

SELLER: COHORT ENERGY COMPANY
By:	/s/ Gene C. Daly
Name:
Title:

PURCHASER: ENDEAVOUR OPERATING CORPORATION
By:	/s/ Bruce H. Stover
	Name:	Bruce H. Stover
	Title:	Executive Vice President